SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                                  Serono S.A.
                     --------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                     --------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
               -----          -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                              ------

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                              ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
        -----  -----

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-      )
                                                       ------


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                                                                [GRAPHIC OMITED]




MEDIA  RELEASE


FOR  IMMEDIATE  RELEASE
-----------------------


    MS PATIENTS TAKING HIGH DOSE HIGH FREQUENCY REBIF(R) SUSTAINED REDUCTION IN
                ACCUMULATION OF MRI BRAIN LESIONS OVER LONG TERM

                    NEW DATA PRESENT COMPREHENSIVE LONG-TERM
                    MRI EVALUATION OF TOTAL LESION AREA IN MS



SERONO  (VIRT-X:  SEO  AND  NYSE:  SRA),  PFIZER  INC  (NYSE:  PFE)

SAN FRANCISCO, CA (APRIL 28, 2004) - New long-term data support the importance of early treatment with high dose, high frequency Rebif(R) (interferon beta-1a) 44 mcg in reducing the long-term accumulation of brain lesion volume in patients with relapsing remitting multiple sclerosis (MS). These findings, presented at the 56th Annual Meeting of the American Academy of Neurology, provide a comprehensive long-term evaluation of MS brain lesion volume as measured by magnetic resonance imaging (MRI) and show the sustained effects of Rebif 44 mcg (three times weekly, subcutaneously).

"This is good news for people with relapsing remitting multiple sclerosis as it shows that earlier initiation of high dose, high frequency interferon beta-1a therapy with Rebif(R), compared to a two-year delay, is associated with a greater likelihood of reduction in total lesion accumulation over time," said Dr. David Li of the University of British Columbia in Vancouver, British Columbia, Canada.

The findings show that Rebif(R) 44 mcg continued to have an impact in reducing the accumulation of MS lesion volume, as measured on MRI, in patients with relapsing remitting MS (RRMS) after 7-8 years of follow up. MRI lesions provide one of the most sensitive measures of MS disease activity for many patients. The poster reports the results of long-term changes in the accumulation of MRI T2 lesion volume among RRMS patients, who were initially randomized to receive Rebif(R) 44 mcg, Rebif(R) 22 mcg (three times weekly subcutaneously) or placebo, in the PRISMS(1) long term follow up (LTFU) study. After the initial two-year time frame, placebo patients commenced therapy with Rebif(R) for subsequent years.


-------------------------
1 PRISMS: Prevention of Relapses and disability by Interferon beta-1a Subcutaneously in Multiple Sclerosis.


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
The PRISMS LTFU MRI evaluation compared lesion volume change from baseline to the LTFU visit (an average of 7.4 years later). In the PRISMS LTFU study, patients initially randomized to Rebif(R) 44 mcg were less likely to have increased lesion area than those initially given Rebif(R) 22 mcg or placebo for two years followed by Rebif(R) for up to 5.5 years. The proportion of patients showing an increase in total lesion burden over an average of 7.4 years was lowest for Rebif(R) 44 mcg (54%), followed by Rebif(R) 22 mcg (66%) compared to the placebo/Rebif(R) patients (73%). This represents a 26% relative reduction in the risk of lesion accumulation for Rebif 44 mcg (three times weekly) initiated early compared to delayed initiation of treatment. The exact relationship between MRI findings and the clinical status of patients is unknown.

ABOUT  THE  PRISMS  AND  THE  PRISMS  LONG-TERM  FOLLOW  UP  (LTFU)  STUDIES

The long-term MRI lesion area data come from an observational follow-up of the patients originally enrolled in the PRISMS study, a double blind, placebo-controlled study, which began in 1994, and involved 560 patients at 22 centers in 9 countries. Patients were originally randomized to receive Rebif(R) 44 mcg three times weekly (184 patients), Rebif(R) 22 mcg three times weekly (189 patients) or placebo (187 patients). After the first two years, placebo patients were re-randomized to receive one of the two active doses of Rebif(R), while patients already on active treatment continued with the same dose. Overall, 68% of the original randomized cohort returned for the Long Term Follow Up.

The two-year results from the PRISMS study showed that both doses of interferon beta-1a significantly reduced MRI activity and area, relapse rates, as well as reduced progression of Expanded Disability Status Scale (EDSS) scores. Dose-blinded extension data to four years demonstrated sustained treatment benefit over time, with increasing evidence of a dose-effect that favored Rebif(R) 44 mcg. The Long-Term Follow Up assessment was then performed on the seventh or eighth anniversary of patients' enrollment in the original PRISMS study, and these data provided a comprehensive long-term clinical and MRI assessment of cohort of MS patients on therapy with interferon. The LTFU results support the long-term effectiveness of Rebif(R) 44 mcg in the treatment of RRMS.

ABOUT  REBIF(R)

Rebif(R) (interferon beta-1a) is a disease-modifying drug used to treat relapsing forms of MS and is similar to the interferon beta protein produced by the human body. Interferon helps modulate the body's immune system, fight disease and reduce inflammation.

Rebif(R), which was approved in Europe in 1998 and in the US in 2002, is registered in more than 80 countries worldwide. In the United States, Rebif(R) is co-marketed by Serono, Inc. and Pfizer Inc. Rebif(R) has been proven to reduce MRI lesion activity and area, reduce the frequency of relapses, and delay the progression of disability. Rebif(R) is available in a 22 mcg and 44 mcg ready-to-use pre-filled syringe and can be stored at room temperature for up to 30 days if a refrigerator is not available.

People in the US with relapsing forms of MS can find more information about Rebif(R) in the full prescribing information, online at www.Rebif.com or by
                                                             -------------
calling MS LifeLines(TM) toll-free at 1-877-44REBIF (1-877-447-3243). Patients should be instructed to read the Medication Guide accompanying the product. Most commonly reported side effects are injection site disorders, flu-like symptoms, elevation of liver enzymes and blood cell abnormalities. Patients, especially those with depression, seizure disorders, or liver problems, should discuss treatment with Rebif(R) with their doctors.

MS is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. MS may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of MS include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of MS are the most common.


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                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

ABOUT  SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

ABOUT  PFIZER
Pfizer Inc discovers, develops, manufactures and markets leading prescription medicines, for humans and animals, and many of the world's best-known consumer brands.


FOR  MORE  INFORMATION,  PLEASE  CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                   INVESTOR RELATIONS:
Tel:  +41-22-739 36 00             Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85             Fax:  +41-22-739 30 22
http://www.serono.com              Reuters: SEO.VX / SRA.N
---------------------------------  Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                   INVESTOR RELATIONS:
Michele Rozen                      Tel.   +1 781 681 2552
Tel:   +1 781 681 2481             Fax:  +1 781 681 2912
Email: michele.rozen@serono.com
http://www.seronousa.com
---------------------------------


PFIZER INC, NEW YORK, NY
MEDIA RELATIONS:
Alison Lehanski
Tel: +1 212 733 8087
Email: Alison.lehanski@pfizer.com


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO  S.A.
                                   a  Swiss  corporation
                                   (Registrant)



April  28,  2004         By:       /s/  Allan  Shaw
                                   ----------------------------
                                   Name:   Allan  Shaw
                                   Title:  Chief  Financial  Officer


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